New Gold Inc.
Common Shares
644535106
October 6,2005


CUSIP 644535106
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,000,000

6. n/a

7. 1,000,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) New Gold Inc.
(b) 601-595 Howe Street
    Vancouver, BC
    V6C 2T5
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 644535106

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,000,000
    (ii) n/a
    (iii) 1,000,000
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
october 6, 2005
Neal Nenadovic
Chief Financial Officer